Confidential Treatment
Requested by JPMorgan Chase & Co.

December 7, 2005
Mr. Donald Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	JPMorgan Chase & Co. Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 2, 2005 File No. 1-5805
Dear Mr. Walker:
     JPMorgan Chase & Co. (the “Company”) hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letters dated November 17, 2005 and November 18, 2005 addressed to the undersigned.
     To assist in your review of our responses, we have set forth below in full the comments contained in the November 17th and November 18th letters, together with our responses to such comments.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to Rule 83, of the indicated portions of the responses to comments 2 and 3 of the November 17, 2005 letter and to the entire response to the comment contained in the November 18, 2005 letter.
I. Letter of November 17, 2005
Form 10-K for the Fiscal Year Ended December 31. 2004
Audited Financial Statements
Notes to Consolidated Financial Statements
Note 12 — Allowance for Credit Losses, page 103
1.	We note that you recorded a $1.4 billion adjustment to your provision for loan losses during 2004 as a result of the decertification of heritage Bank One’s seller’s interest in credit card securitizations. In order to allow us to gain a better understanding of why these interests were decertificated, please provide us with the following information:

Confidential Treatment
Requested by JPMorgan Chase & Co.

•	The specific facts and circumstances that caused the decertification of the seller’s interest and how these facts and circumstances align with your business plan,

•	Any liquidity implications resulting from the decertification; and

•	Whether you have the ability to recertificate the decertificated interests.
     Heritage Bank One and heritage JPMorganChase & Co. (JPMC) had different accounting policies and classifications related to their seller’s interest in credit card securitizations. Both accounting treatments were appropriate under generally accepted accounting principles: heritage JPMC accounted for the seller’s interest in credit card securitizations as Loans, while heritage Bank One accounted for the seller’s interest in credit card securitizations as an available-for-sale debt security. Upon the merger of heritage Bank One with heritage JPMC, management conformed the heritage Bank One seller’s interest in credit card securitizations to the heritage JPMC policy.
     Management based its decision on the following: (i) the Firm manages the credit risk related to the seller’s interests using the same credit review process used to estimate and measure credit risk for its overall credit card receivables portfolio, including those receivables that have been originated or acquired and not transferred into the securitization trust; (ii) the Firm determined that it should apply a consistent accounting policy to the Firm’s aggregate portfolio of seller’s interests, as assets with similar risk characteristics should be accounted for similarly; and (iii) heritage JPMC’s accounting for its uncertificated seller’s interest as Loans is consistent with banking industry practice; thus accounting for the Firm’s aggregate portfolio of seller’s interests as Loans would more readily enable credit risk comparisons with peer organizations.
     In order to conform the accounting practice for the Bank One seller’s interest in credit card securitizations to the heritage JPMC accounting policy, the form of the seller’s interest was changed from a certificated interest (i.e., a security) to a non-certificated interest (i.e., a loan). The de-certification changed the legal form of the seller’s interest but did not impact the rights of any party to the transaction. The de-certification did not have any liquidity implications; there is no active market for seller’s interests, which are generally bought and sold only as part of credit card portfolio acquisitions or business combinations.
     Although management does not plan to re-certificate the seller’s interest in the Firm’s credit card securitizations, there is no provision in the governing documents related to such securitizations that would prohibit their re-certification.

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Note 25 — Commitments and Contingencies
Litigation reserve. page 118
2.	You state that you increased your litigation reserve by $3.7 billion during the second quarter of 2004 in light of all information known at that date. So that we can understand the basis for this increase, please provide us with the following additional information for each significant event to which these reserves relate:
•	the specific information that became known that caused you to increase your reserve during the second quarter of 2004, rather than another period; and

•	the date and amount of any settlements reached subsequent to June 30, 2004.
[redacted]

Confidential Treatment
Requested by JPMorgan Chase & Co.

     The amount and date of announcement of settlements for the Heritage JPMC Material Litigations were as follows:

	Announcement of	Settlement
Lawsuit	Settlement	Amount

Worldcom class action	March, 2005	$2.0 billion
Enron class action *	June, 2005	$2.2 billion
Commercial Financial Services	March, 2005	$356 million

*	This settlement is subject to court approval and has not yet been paid.
     For the information of the staff, we note that, in connection with both the Worldcom and Enron class action settlements, the Firm took additional litigation charges amounting to $900 million and $1.9 billion, respectively. These charges were disclosed in the Firm’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005 (pages 6, 72, and 81) and June 30, 2005 (pages 6, 84, and 95), respectively. As we disclosed in those filings, the charges were needed to cover the unreserved costs of the settlements, and a portion of the $1.9 billion charge was used to add further to the Firm’s litigation reserves. In addition, during late 2004 and 2005, settlements were reached in various other lawsuits related to Worldcom and Enron, including a settlement in August 2005 of a claim brought by the Enron trustee in the U.S. Bankruptcy Court. (This was disclosed in the Firm’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, at pages 84 and 96). The Firm continues to assess its litigation reserves and, as noted at Note 17 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, its litigation reserves may be increased or decreased in the future to reflect further litigation developments.
Note 29 — Fair Value of Financial Instruments
Derivatives, page 122
3.	We note that you defer the initial trading profit for derivatives valued based on models with significant unobservable market parameters until observable market data becomes available. Please provide us with the following additional information:
•	Describe your accounting policy for recognition of trading losses at the inception of these transactions and describe your policy for recognition of these losses subsequent to inception. Describe the conditions for recognition; and

•	Separately quantify unrecognized trading gains and losses at the inception of the transactions and recognized trading gains and losses subsequent to inception during each period presented.

Confidential Treatment
Requested by JPMorgan Chase & Co.

     Recognition of estimated trading losses at the inception of a derivatives contract is not an issue that typically arises, as it would be unusual for the Firm to enter into a derivative transaction priced at an initial economic loss.
     The Firm’s accounting policy for recognizing trading losses at the inception of derivative transactions with significant unobservable parameters is based on the guidance provided in Statement of Financial Accounting Standards No. 5 (SFAS 5), Accounting for Contingencies, which indicates that a loss that is both probable and estimable should be recognized immediately. The Firm believes that its valuation models used to estimate the fair value for derivative transactions provide a basis to make a reasonable estimate of the loss and that the control procedures and the testing of the valuation models support the determination that the loss to be recorded is probable of occurring in accordance with SFAS 5.
     The Firm recognizes that Emerging Issues Task Force Issue No. 02-03 (EITF 02-03), Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, allows for an entity to defer an estimated loss at the inception of a derivative transaction with significant unobservable parameters. However, it is the Firm’s view that, with regard to recognition of trading losses, it is more appropriate to follow the guidance in SFAS 5 as it is Level A guidance — as opposed to EITF 02-03, which is Level C guidance.
     In contrast, with respect to recognizing estimated profits, the Firm’s policy is to apply EITF 02-03 and to amortize deferred profit over the remaining maturities of the derivative transaction. The Firm believes its policy to amortize the deferred profits is appropriate for two reasons. First, the risk of “mis-valuing” a transaction decreases as the period to maturity decreases: thus, the recording of profit over the life of the derivative transaction—as parameters (i.e., reset dates) occur and cash flows are received—reflects the decrease in the “unobservability” in the valuation. Second, amortizing the profit is consistent with the risk profile of the transaction; in contrast, continuing to defer all of the initially estimated profit until maturity of the underlying transaction does not reflect economic reality because at maturity the entity would be recognizing all the profit when the risk of the transaction is zero.
[redacted]

Confidential Treatment
Requested by JPMorgan Chase & Co.

II. Letter dated November 18, 2005
Form 10-K for the Fiscal Year Ended December 31. 2004
Management’s Discussion and Analysis
Balance Sheet Analysis
Trading Assets and Liabilities- Derivative Receivables and Payables, page 49
1.	We note your disclosure that the decline in derivatives receivables and payables during 2004 was primarily due to your election, effective January 1, 2004, to report the fair value of derivative assets and liabilities net of cash received and paid under legally enforceable master netting agreements. Please tell us whether you received a preferability letter from your independent accountants regarding this change.
[redacted]
If you require additional information, please feel free to contact the undersigned.

Very truly yours,
/s/ Michael J. Cavanagh
Michael J. Cavanagh
Chief Financial Officer